

P.E. 2/11/02



02016089

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECD S.E.C.

FEB 2 0 2002

080

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2002

PROCESSED

MAR 0 1 2002

THOMSON
FINANCIAL

CANADIAN PACIFIC RAILWAY LIMITED/CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-1342)   (Commission File No. 1-15272)
(translation of Registrant's name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____   Form 40-F ___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962, Form S-8 No. 333-13846, Form S-3 No. 2-98605, and Form F-9 No. 333-14014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

By: | Signed: | Robert V. Horte |
| Name: | Robert V. Horte |
| Title: | Assistant Corporate Secretary |

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

By: | Signed: | Robert V. Horte |
| Name: | Robert V. Horte |
| Title: | Assistant Corporate Secretary |

Date: February 19, 2002

 **CANADIAN**
PACIFIC
RAILWAY

 *News*

Release: Immediate, February 19, 2002

Canadian Pacific Railway to Address CIBC World Markets Investor Conference

CALGARY – Mike Waites, Executive Vice-President and Chief Financial Officer of Canadian Pacific Railway (TSE/NYSE: CP) will address CIBC World Markets' Institutional Investor Conference at 3:30 p.m. Pacific time on Thursday, February 21, 2002. Mr. Waites will present CPR's performance, strategy and outlook.

There will be a live audio webcast of Mr. Waites's presentation. The webcast will be available on CIBC World Markets' website at http://209.61.133.144/events/cibcworldmarkets/022102/index.php. The presentation material will also be available on CPR's website at www.cpr.ca under Invest in CPR.

Canadian Pacific Railway is North America's first transcontinental railway and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. CPR's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR's track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centres of Mexico. For more information, visit CPR's Website at www.cpr.ca.

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Contacts
Media: Len Cocolicchio, (403) 319-7591, len_cocolicchio@cpr.ca

Investment Community: Paul Bell, Vice-President, Investor Relations, (403) 319-3591, investor@cpr.ca